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                              June 10, 2022

       Brent Willson
       Chief Executive Officer
       NeoVolta, Inc.
       13651 Danielson Street
       Suite A
       Poway, CA 92064

                                                        Re: NeoVolta, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed June 3, 2022
                                                            File No. 333-264275

       Dear Mr. Willson:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 17, 2022 letter.

       Amendment No. 3 to Registration Statement on Form S-1 filed June 3, 2022

       General

   1. We note the disclosure on page 15 that you have experienced inflationary pressures and rising costs in 2021.
Please update this risk factor if recent inflationary pressures have materially impacted
your operations. In this regard, identify the types of inflationary pressures you are
facing and how your business has been affected. Please expand to identify the principal
factors contributing to the inflationary pressures the company has experienced and clarify
the resulting impacts to the company. Also identify actions
                                                        planned or taken, if
any, to mitigate inflationary pressures.
 Brent Willson
NeoVolta, Inc.
June 10, 2022
Page 2
2. We note your disclosure on page 15 regarding delays. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially
      impacted by supply chain disruptions, especially in light of Russia   s
invasion of Ukraine.
      For example, discuss whether you have or expect to:
          suspend the production, purchase, sale or maintenance of certain items;
          experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;
          experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
          be unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing invasion; or
          be exposed to supply chain risk in light of Russia   s invasion of
Ukraine and/or related
          geopolitical tension.
      Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
3. To the extent material, disclose any new or heightened risk of potential cyberattacks by
      state actors or others since Russia   s invasion of Ukraine and whether
you have taken
      actions to mitigate such potential risks.
4. Please describe the extent and nature of the role of the board of directors in overseeing
      risks related to Russia   s invasion of Ukraine. This could include risks
related to
      cybersecurity, sanctions, employees based in affected regions, and supply chain/suppliers/service providers in affected regions as well as risks connected with
      ongoing or halted operations or investments in affected regions.
       You may contact Jeff Gordon at 202-551-3866 or Anne McConnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any other questions.



                                                            Sincerely,
FirstName LastNameBrent Willson
                                                            Division of
Corporation Finance
Comapany NameNeoVolta, Inc.
                                                            Office of
Manufacturing
June 10, 2022 Page 2
cc:       Cavas Pavri, Esq.
FirstName LastName